中信泰富有限公司
BY COURIER

Exemption No. 82-5232


CITIC PACIFIC

Date : 19th June, 2003


03022921

Securities and Exchange Commissio
Division of Corporate Finance
Office of International Corporate Fin
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

03 JUN 20 7:21

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since May 21, 2003 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED
JUN 30 2003
THOMSON FINANCIAL





Alice Tso
Company Secretary

Encl.
AT/wy/LTR-2100

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Web Site: www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since May 21, 2003 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities
   Date : June 2, 2003
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Press Announcement regarding the realisation of investments in projects with guaranteed fixed returns in Shanghai, PRC
   Date : June 10, 2003
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : 2003 Annual Return
   Date : June 12, 2003
   Entity Requiring Item : Hong Kong Companies Registry

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st May, 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 2nd June, 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

✓3. Other classes of shares : please specify : shares

4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,188,460,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,188,460,160	--	---

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	11,550,000	--	--	--	11,550,000	Nil
2. ___ Exercise price: HK$ ___						
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ___ Subscription price: HK$ ___						
2. ___ Subscription price: HK$ ___						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
___ Convertible price: HK$ ___						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Remarks : ______________________

Authorised Signatory:

Name: Alice Tso Mun Wai

Title: Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.



CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

REALISATION OF INVESTMENTS IN PROJECTS WITH GUARANTEED FIXED RETURNS IN SHANGHAI, PRC

DISCLOSEABLE TRANSACTION

The Directors announce that on 10 June 2003, the Group entered into agreements to sell to its joint venture partners all of the Group's investments in infrastructural projects with guaranteed fixed returns in Shanghai, PRC, namely:

Project	CITIC Pacific's Attributable Interest
Yanan East Road tunnel (延安東路隧道)	50%
Da Pu Lu tunnel (打浦路隧道)	45%
Nan Pu bridge (南浦大橋)	45%
Yang Pu bridge (楊浦大橋)	45%
Hu Jia toll road (滬嘉高速公路)	45%
Xu Pu bridge (徐浦大橋)	45%

The aggregate consideration receivable by the Group as a result of the Realisation will be US$750,960,000 and RMB320,710,000 (approximately HK$6,160 million in total). The Realisation constitutes a discloseable transaction of CITIC Pacific under Rule 14.12 of the Listing Rules.

Details of the realisation agreements, namely, the SCTD Agreement, the SHPRT&B Agreement, the SJT Agreement and the SXB Agreement, are set out below. Completion of each of these agreements is not inter-conditional.

THE YANAN EAST ROAD TUNNEL

The SCTD Agreement

Date : 10 June 2003

Seller : Crystalime, a wholly-owned subsidiary of CITIC Pacific

Purchaser : JV Partner 1, the beneficial owner of the other existing 50% of the equity interest in the paid-up registered capital of SCTD of RMB600 million

Interest sold under the SCTD Agreement

50% of the equity interest in the paid-up registered capital of SCTD of RMB600 million, being the Group's entire investment in SCTD and the Yanan East Road tunnel in Shanghai, PRC. SCTD owns and operates the Yanan East Road tunnel for 31 years commencing on 7 October 1993. Yanan East Road tunnel is SCTD's only asset.

Information on SCTD and the Yanan East Road tunnel

The Group's carrying value of the Group's investment in SCTD as on 31 December 2002 amounted to approximately HK$282 million. The audited consolidated net profits before and after taxation and extraordinary items of the Group contributed by the Group's investment in SCTD for the last two financial years are set out below:–

Year ended 31 December	Net profits before taxation and extraordinary items contributed by SCTD *(approximately HK$)*	Net profits after taxation and extraordinary items contributed by SCTD *(approximately HK$)*
2002	77 million	77 million
2001	110 million	110 million

Consideration

The consideration under the SCTD Agreement comprises US$36,100,000 and RMB15,417,000 (i.e. a total consideration of approximately HK$296 million), which will be payable to Crystalime in one lump sum by telegraphic transfer on completion. The consideration was arrived at after arm's length negotiations between the parties with reference to the carrying value of the Group's investment in SCTD. The difference of approximately HK$14 million as compared to the carrying value of the Group's investment in SCTD will be recognised as a profit to the Group for the year 2003.

Completion of the SCTD Agreement

The sale under the SCTD Agreement will complete as soon as practicable upon the fulfillment of the following conditions:

(a) the board of directors of SCTD approving the sale; and

(b) the relevant PRC governmental authority approving the SCTD Agreement.

THE DA PU LU TUNNEL, THE NAN PU BRIDGE AND THE YANG PU BRIDGE

The SHPRT&B Agreement

Date : 10 June 2003

Seller : Yan Wing, a wholly-owned subsidiary of CITIC Pacific

Purchaser : JV Partner 2, the beneficial owner of the other existing 55% of the equity interest in the paid-up registered capital of SHPRT&B of RMB5,500 million

Interest sold under the SHPRT&B Agreement

45% of the equity interest in the paid-up registered capital of SHPRT&B of RMB5,500 million, being the Group's entire investment in SHPRT&B, the Da Pu Lu tunnel, the Nan Pu bridge and the Yang Pu bridge in Shanghai, PRC. SHPRT&B owns and operates the Da Pu Lu tunnel, the Nan Pu bridge and the Yang Pu bridge for 20 years from 1 January 1995. The Da Pu Lu tunnel, the Nan Pu bridge and the Yang Pu bridge are SHPRT&B's only assets.

Information on SHPRT&B and the Da Pu Lu tunnel, the Nan Pu bridge and the Yang Pu bridge

The Group's carrying value of the Group's investment in SHPRT&B as on 31 December 2002 amounted to approximately HK$2,677 million. The audited consolidated net profits before and after taxation and extraordinary items of the Group contributed by the Group's investment in SHPRT&B for the last two financial years are set out below:–

Year ended 31 December	Net profits before taxation and extraordinary items contributed by SHPRT&B *(approximately HK$)*	Net profits after taxation and extraordinary items contributed by SHPRT&B *(approximately HK$)*
2002	388 million	388 million
2001	398 million	398 million

Consideration

The consideration under the SHPRT&B Agreement comprises US$343,190,000 and RMB146,565,000 (i.e. a total consideration of approximately HK$2,815 million), which will be payable to Yan Wing in one lump sum by telegraphic transfer on completion. The consideration was arrived at after arm's length negotiations between the parties with reference to the carrying value of the Group's investment in SHPRT&B. The difference of approximately HK$138 million as compared to the carrying value of the Group's investment in SHPRT&B will be recognised as a profit to the Group for the year 2003.

Completion of the SHPRT&B Agreement

The sale under the SHPRT&B Agreement will complete as soon as practicable upon the fulfillment of the following conditions:

(a) the board of directors of SHPRT&B approving the sale; and

(b) the relevant PRC governmental authority approving the SHPRT&B Agreement.

THE HU JIA TOLL ROAD

The SJT Agreement

Date : 10 June 2003

Seller : Rich Creation, a wholly-owned subsidiary of CITIC Pacific

Purchaser : JV Partner 3, the beneficial owner of the other existing 30.14% of the equity interest in the paid-up registered capital of SJT of RMB1,850 million.

Interest sold under the SJT Agreement

45% of the equity interest in the paid-up registered capital of SJT of RMB1,850 million, being the Group's entire investment in SJT and the Hu Jia toll road in Shanghai, PRC. SJT owns and operates the Hu Jia toll road for 20 years from 1 January 1996. The Hu Jia toll road is SJT's only asset.

Information on SJT and the Hu Jia toll road

The Group's carrying value of the Group's investment in SJT as on 31 December 2002 amounted to approximately HK$921 million. The audited consolidated net profits before and after taxation and extraordinary items of the Group contributed by the Group's investment in SJT for the last two financial years are set out below:–

Year ended 31 December	Net profits before taxation and extraordinary items contributed by SJT *(approximately HK$)*	Net profits after taxation and extraordinary items contributed by SJT *(approximately HK$)*
2002	133 million	133 million
2001	136 million	136 million

Consideration

The consideration under the SJT Agreement comprises US$118,100,000 and RMB50,437,000 (i.e. a total consideration of approximately HK$969 million), which will be payable to Rich Creation in one lump sum by telegraphic transfer on completion. The consideration was arrived at after arm's length negotiations between the parties with reference to the carrying value of the Group's investment in SJT. The difference of approximately HK$48 million as compared to the carrying value of the Group's investment in SJT will be recognised as a profit to the Group for the year 2003.

Completion of the SJT Agreement

The sale under the SJT Agreement will complete as soon as practicable upon the fulfillment of the following conditions:

(a) the board of directors of SJT approving the sale; and

(b) the relevant PRC governmental authority approving the SJT Agreement.

THE XU PU BRIDGE

The SXB Agreement

Date : 10 June 2003

Seller : Express Link, a wholly-owned subsidiary of CITIC Pacific

Purchasers : (1) JV Partner 4, the beneficial owner of the existing 28.05% of the equity interest in the paid-up registered capital of SXB of RMB3,700 million

(2) JV Partner 5, the beneficial owner of the existing 26.95% of the equity interest in the paid-up registered capital of SXB of RMB3,700 million

Interest sold under the SXB Agreement

45% of the equity interest in the paid-up registered capital of SXB of RMB3,700 million, being the Group's entire investment in SXB and the Xu Pu bridge in Shanghai, PRC. SXB owns and operates the Xu Pu bridge for 20 years from 1 July 1996. The Xu Pu bridge is SXB's only asset.

Information on SXB and the Xu Pu Bridge

The Group's carrying value of the Group's investment in SXB as on 31 December 2002 amounted to approximately HK$1,978 million. The audited consolidated net profits before and after taxation and extraordinary items of the Group contributed by the Group's investment in SXB for the last two financial years are set out below:–

Year ended 31 December	Net profits before taxation and extraordinary items contributed by SXB *(approximately HK$)*	Net profits after taxation and extraordinary items contributed by SXB *(approximately HK$)*
2002	285 million	285 million
2001	291 million	291 million

Consideration

The consideration under the SXB Agreement comprises US$253,570,000 and RMB108,291,000 (i.e. a total consideration of approximately HK$2,080 million), which will be payable to Express Link in one lump sum by telegraphic transfer on completion. The consideration was arrived at after arm's length negotiations between the parties with reference to the carrying value of the Group's investment in SXB. The difference of approximately HK$102 million as compared to the carrying value of the Group's investment in SXB will be recognised as a profit to the Group for the year 2003.

Completion of the SXB Agreement

The sale under the SXB Agreement will complete as soon as practicable upon the fulfillment of the following conditions:

(a) the board of directors of SXB approving the sale; and

(b) the relevant PRC governmental authority approving the SXB Agreement.

REASONS FOR THE REALISATION

The directive issued by the State Council of the PRC in September 2002 required regional governments in the PRC to settle properly with foreign investors in relation to projects with guaranteed fixed returns by 31 December 2002. The Group has been meeting with relevant authorities since late 2002 to resolve this issue and the resolution was to sell to the Group's PRC partners under the Realisation.

The aggregate carrying value of all such cooperative joint ventures with guaranteed fixed return projects in Shanghai affected by the directive amounted to approximately HK$5,858 million as at 31 December 2002. The contribution to the Group for the year ending 31 December 2003 from the investment in these projects would have been approximately HK$820 million. All guaranteed returns agreed with the Group under these projects have been paid up to the year ended 31 December 2002. Fixed returns under these projects ceased to accrue to the Group after 31 December 2002.

The aggregate consideration receivable by the Group as a result of the Realisation will comprise US$750,960,000 and RMB320,710,000 (i.e. approximately HK$6,160 million in total). The consideration was arrived at after arm's length negotiations between the parties. The difference between the total consideration receivable by the Group as a result of the Realisation as compared to the carrying value of the Group's investment in these projects in the amount of approximately HK$302 million, will be recognised as a profit to the Group for the year 2003.

The proceeds of the Realisation will be used by the Group as general working capital and to take up new investment opportunities as and when they develop.

A circular containing further particulars of the Realisation as required by the Listing Rules will be dispatched to shareholders of CITIC Pacific as soon as practicable.

DEFINITIONS

Expressions	Meanings
"CITIC Pacific"	CITIC Pacific Limited (中信泰富有限公司)
"Crystalime"	Crystalime Company Limited
"Directors"	directors of CITIC Pacific
"Express Link"	Express Link Holdings Ltd.
"Group"	CITIC Pacific and its subsidiaries or, where the context so requires, any of them
"HK$"	Hong Kong dollars
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"JV Partner 1"	Shanghai Huangpu River Tunnel Construction Company (上海市黃浦江隧道建設公司), a company established under the laws of the PRC
"JV Partner 2"	Shanghai Jian Si Co., Ltd. (上海建事有限公司), a company established under the laws of the PRC
"JV Partner 3"	Shanghai Highway Construction Corporation (上海公路建設總公司), a company established under the laws of the PRC
"JV Partner 4"	Shanghai Urban Construction Investment & Development General Corporation (上海市城市建設投資開發總公司), a company established under the laws of the PRC
"JV Partner 5"	Shanghai Jiushi Corporation (上海久事公司), a company established under the laws of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Realisation"	the realisation of the Group's investments in infrastructural projects in Shanghai, PRC as effected by the SCTD Agreement, the SHPRT&B Agreement, the SJT Agreement and the SXB Agreement
"Rich Creation"	Rich Creation Investments Ltd.
"RMB"	Renminbi
"SCTD"	Shanghai Citic Tunnel Development Co., Ltd. (上海中信隧道發展有限公司), a sino-foreign co-operative joint venture company established under the laws of the PRC
"SCTD Agreement"	the sale agreement in relation to SCTD, details of which are set out above
"SHPRT&B"	Shanghai Huang Pu River Tunnel and Bridges Development Co., Ltd. (上海浦江隧橋發展有限公司), a sino-foreign co-operative joint venture company established under the laws of the PRC
"SHPRT&B Agreement"	the sale agreement in relation to SHPRT&B, details of which are set out above
"SJT"	Shanghai Jian Tai Co., Ltd. (上海建泰有限公司), a sino-foreign co-operative joint venture company established under the laws of the PRC
"SJT Agreement"	the sale agreement in relation to SJT, details of which are set out above
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"SXB"	Shanghai Xupu Bridge Development Co., Ltd. (上海徐浦大橋發展有限公司), a sino-foreign co-operative joint venture company established under the laws of the PRC
"SXB Agreement"	the sale agreement in relation to SXB, details of which are set out above
"US$"	US dollars
"Yan Wing"	Yan Wing Investments Limited

(The exchange rate of Renminbi to Hong Kong dollars quoted in this announcement adopts a rate of RMB1 equivalent to HK$0.9425. The exchange rate of US dollars to Hong Kong dollars quoted in this announcement adopts a rate of US$1 equivalent to HK$7.8)

By Order of the Board
Alice Tso Mun Wai
Secretary

Hong Kong, 10 June 2003



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表

Company Number 公司編號

145656(P)

1 Company Name 公司名稱

CITIC PACIFIC LIMITED 中信泰富有限公司

(Note 註 2) 2 Business Name 商業名稱

Nil

3 Type of Company 公司的類別 *Please tick appropriate box 請在適當空格內加 ✓ 號*

☐ Private 私人 ☑ Others 其他

(Note 註 3) 4 Address of Registered Office 註冊辦事處地址

32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

(Note 註 4) 5 Date of Return 本申報表日期

6	5	2003
DD 日	MM 月	YYYY 年

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

Please tick appropriate box 請在適當空格內加 ✓ 號

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

Nil

Presentor's Name and Address
提交人的姓名及地址

CITIC Pacific Limited
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

12/06/2003	AA141166
CR No. :	-145656-
Sh. Form :	AR1L
27	$140.00
TOTAL(CSH)	$140.00

Annual Return
周年申報表

Date of Return 本申報表日期

6	5	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

145656(P)

(Note 註 5) 7 **Share Capital** 股本 (As at the date of this Return 截至本申報表日期)

	Authorised Share Capital 法定股本	Issued Share Capital 已發行股本		
Class of Shares 股份類別	Total Nominal Value 總面值	No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
Shares	1,200,000,000	2,188,460,160	875,384,064	875,384,064
Total 總值	1,200,000,000	2,188,460,160	875,384,064	875,384,064

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
Shares	On 20th December, 2002, 1,320,000 shares of HK$0.40 each
	were repurchased by the Company.

(Note 註 6) 8 **Past and Present Members** 過去及現在的成員 *Please tick appropriate box 請在適當空格內加 ✓ 號*

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ________ .
於申報表日期的成員數目是 ________ 人。

Annual Return
周年申報表

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
6	5	2003

Company Number 公司編號

145656(P)

Note 註 7) **9 Secretary 秘書** *(Use Continuation Sheet A if joint secretaries 如屬聯名秘書，請用續頁A填寫)*

Name 姓名

Surname 姓氏	Other names 名字
Tso 曹	Mun Wai 敏慧

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
Alice	--

Address 地址

Flat A, 18/F., Block 7, King's Park Villa, 1 King's Park Rise, Kowloon.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
G651702(0)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	--

Note 註 7) **10 Directors 董事** *(Use Continuation Sheet B if more than 3 directors 如超過三名董事，請用續頁B填寫)*

1 **Name 姓名**

Surname 姓氏	Other names 名字
Yung 榮	Chi Kin 智健

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
Larry	--

Address 地址

75 Repulse Bay Road, Repulse Bay, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D541768(7)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	--

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事 --

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期		
6	5	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: **145656(P)**

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

Surname 姓氏	Other names 名字
Fan 范	Hung Ling 鴻齡

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
Henry	--

Address 地址: E2 Grenville House, 1-3 Magazine Gap Road, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E198171(8)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	--

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事 --

3 Name 姓名

Surname 姓氏	Other names 名字
Moore 莫	Vernon Francis 偉龍

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
--	--

Address 地址: Flat 1B, Heng Fa Villa, No. 100, Shing Tai Road, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XD596674(A)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	--

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事 --

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期

6	5	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

145656(P)

Note 註 8) **11 Registers** 登記冊 Address where the company's registers are kept (if not the same address as in Section 4)
公司備存登記冊的地址（如並非備存於第 4 項的註冊辦事處內）

Register 登記冊	Address 地址
Register of Members	G/F Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong

Note 註 9) **12 Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

01	01	2002	To 至	31	12	2002
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

Note 註 10) **13 Certificate** 證明書

(a) I certify that the information given in this Return (including 8 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ______ 張續頁及 ______ 張附表）真確無訛。

* (b) ~~I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第 29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
*僅與私人公司有關。如不適用，請刪去。

Signed 簽名：

(Name 姓名)：(Alice Tso Mun Wai)
~~Director 董事~~ / Secretary 秘書 *

Date 日期：12th June, 2003

* *Delete whichever does not apply 請刪去不適用者*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Schedule 1 附表一)

Date of Return 本申報表日期

6	5	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

145656(P)

Details of Members 成員詳情

(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 Shares

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
	Please refer to the attached CD Rom containing the Shareholders' List as at 6/5/2003				
	Total 總數				

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
   每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
   應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

6	5	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: **145656(P)**

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Lee 李	Chung Hing 松興

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
Peter	--

Address 地址: Flat B, 12th Floor, 31 Braemar Hill Road, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D090255(2)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	--

Capacity 身份*  Director 董事  Alternate Director to 替代董事 --

2 Name 姓名

Surname 姓氏	Other names 名字
Yuen 阮	Kee Tong 紀堂

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
Norman	--

Address 地址: House 101, Palm Drive, The Redhill Peninsula, 18 Pak Pat Shan Road, Tai Tam, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A857253(7)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	--

Capacity 身份*  Director 董事  Alternate Director to 替代董事 --

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

6	5	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 145656(P)

Details of Directors (Section 10 of main form) 董事詳情(表格第 10 項)

1 Name 姓名

Surname 姓氏	Other names 名字
Adams	Robert Ernest

Alias (if any) 別名(如有的話)	Previous Names 前用姓名
--	--

Address 地址: 24 Price Road, Jardine's Lookout, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XD332711(1)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	--

Capacity 身份*: ☑ Director 董事 ☐ Alternate Director to 替代董事 --

2 Name 姓名

Surname 姓氏	Other names 名字
Yao 姚	Jinrong 進榮

Alias (if any) 別名(如有的話)	Previous Names 前用姓名
--	--

Address 地址: 6 Xin Yuan Nan Lu, Beijing, China.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
S.0090978	China

Capacity 身份*: ☑ Director 董事 ☐ Alternate Director to 替代董事 --

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

6	5	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 145656(P)

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Chang 常	Zhenming 振明

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
--	--

Address 地址: Room 3215, Convention Plaza Apartments, 1 Harbour Road, Wanchai, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
P.2719574	China

Capacity 身份*  Director 董事  Alternate Director to 替代董事: --

2 Name 姓名

Surname 姓氏	Other names 名字
Li 李	Shilin 士林

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
--	--

Address 地址: Room 2-2-11, Sanfeng Nanxiang, Chaowai, Chaoyang District, Beijing, China.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
P.4016028	China

Capacity 身份*  Director 董事  Alternate Director to 替代董事: --

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

6	5	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 145656(P)

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Yung 榮	Ming Jie 明杰

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
Carl	--

Address 地址: 75 Repulse Bay Road, Repulse Bay, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P233108(3)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	--

Capacity 身份 *: ☑ Director 董事 ☐ Alternate Director to 替代董事 --

2 Name 姓名

Surname 姓氏	Other names 名字
Liu 劉	Jifu 基輔

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
--	--

Address 地址: 76 Headland Drive, Discovery Bay, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K644971(9)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	--

Capacity 身份 *: ☑ Director 董事 ☐ Alternate Director to 替代董事 --

* *Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

6	5	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 145656(P)

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Chang 張	Willie 偉立
Surname 姓氏	Other names 名字
--	--
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: Flat C2 on 2/F of Block C and Portion C2 on 1/F, Evergreen Villa, 43 Stubbs Road, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

B295658(1)	--
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	--
Number 號碼	Issuing Country 簽發國家

Capacity 身份*  Director 董事  Alternate Director to 替代董事 --

2 Name 姓名

Ho 何	Hau Hay 厚浠
Surname 姓氏	Other names 名字
Hamilton	--
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: 24-1B Clovelly Court, 12 May Road, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

D423165(2)	--
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	--
Number 號碼	Issuing Country 簽發國家

Capacity 身份*  Director 董事  Alternate Director to 替代董事 --

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

6	5	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 145656(P)

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Hamilton	Alexander Reid
Surname 姓氏	Other names 名字
--	--
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: Flat 15E, Gold Ning Mansion, 5 Tai Hang Drive, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

XA827404(2)	--
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	--
Number 號碼	Issuing Country 簽發國家

Capacity 身份*

 Director 董事  Alternate Director to 替代董事 --

2 Name 姓名

Loh 陸	Chung Hon 鍾漢
Surname 姓氏	Other names 名字
Hansen	--
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: 21B Monte Verde, 41 Repulse Bay Road, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

A498024(A)	--
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	--
Number 號碼	Issuing Country 簽發國家

Capacity 身份*

 Director 董事  Alternate Director to 替代董事 --

* *Please tick the relevant box(es)* 請在有關空格內加 ✓ 號



Companies Registry
公 司 註 冊 處

Form 表格 **AR1**

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

6	5	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 145656(P)

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Ho 何	Hau Chong 厚鏘

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
Norman	--

Address 地址: Flat 5A, Guildford Court, 5 Guildford Road, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D347913(8)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	--

Capacity 身份*: ☑ Director 董事 ☐ Alternate Director to 替代董事 --

2 Name 姓名

Surname 姓氏	Other names 名字
Desmarais	André

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
--	--

Address 地址: 17 Forden Avenue, Westmount, Québec, Canada, H3Y 2Y6.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
BC063982	Canada

Capacity 身份*: ☑ Director 董事 ☐ Alternate Director to 替代董事 --

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

6	5	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 145656(P)

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Kruyt	Peter
Surname 姓氏	Other names 名字

--	--
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: 4688 Westmount Avenue, Westmount, Montreal, Province of Quebec, Canada

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

--	--
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

BC 177021	Canada
Number 號碼	Issuing Country 簽發國家

Capacity 身份*: ☐ Director 董事 ☑ Alternate Director to 替代董事: André Desmarais

~~2 Name 姓名~~

Surname 姓氏	Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

~~Capacity 身份* ☐ Director 董事 ☐ Alternate Director to 替代董事~~

* *Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Company No. 145656(P)

CITIC Pacific Limited

List of Subsidiary Companies as at 31st December, 2002 pursuant to section 128 of the Companies Ordinance

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Interest in Shares held by Subsidiary %
AAA Internet Limited	Hong Kong	Ordinary	-	100%
Adachi Trading Company Limited	Japan	Ordinary	-	100%
Admarch Limited	Hong Kong	Ordinary	-	100%
Admarch Property Management Company, Limited	Hong Kong	Ordinary	-	100%
Adwood Company Limited	Hong Kong	Ordinary	20%	50%
Alfa Tone Limited	Hong Kong	Ordinary	-	100%
Alixon Co. Ltd.	British Virgin Islands	Ordinary	-	90%
Amazing Gains Finance Limited	British Virgin Islands	Ordinary	-	100%
Amazing Glory Holdings Co. Ltd.	British Virgin Islands	Ordinary	100%	-
Ambest Company Limited	Hong Kong	Ordinary	-	100%
Ample Earnings Limited	Hong Kong	Ordinary	-	100%
Apace Company Limited	Hong Kong	Ordinary	-	100%
Art's Tailors, Limited	Hong Kong	Ordinary	-	70%
Artford Pacific Investment Limited	British Virgin Islands	Ordinary	-	100%
Astra Investment Limited	British Virgin Islands	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Interest in Shares held by Subsidiary %
Athens Investments, Inc.	British Virgin Islands	Ordinary	-	100%
Avon Pacific Limited	British Virgin Islands	Ordinary	-	100%
Balgonie Limited	Hong Kong	Ordinary	100%	-
Baylink Investments Limited	British Virgin Islands	Ordinary	-	100%
Beijing Botanitown Biotechnologies Limited	People's Republic of China	N/A	-	62%
Bellvale Limited	British Virgin Islands	Ordinary	-	100%
Bentley Motors (Hong Kong) Limited	Hong Kong	Ordinary	-	100%
Best Advance Limited	Hong Kong	Ordinary	100%	-
Best Way Investments Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Bloom Time Limited	British Virgin Islands	Ordinary	-	100%
Bloomingshire Investment Limited	British Virgin Islands	Ordinary	-	100%
Bold Wave International Development Ltd.	British Virgin Islands	Ordinary	-	100%
Bonarich Enterprises Ltd.	British Virgin Islands	Ordinary	-	100%
Bonuswell Limited	Hong Kong	Ordinary	-	100%
Borgia Limited	Hong Kong	Ordinary	-	100%
Botanitown Pharmaceuticals Limited	Hong Kong	Ordinary	-	62%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Subsidiary %
Bright Billion Limited	Hong Kong	Ordinary	-	90%
Brilliant Silver Limited	British Virgin Islands	Ordinary	-	100%
Broadview Investments Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Broadway Centre Property Management Company Limited	Hong Kong	Ordinary	-	100%
Campbellton Development Limited	Hong Kong	Ordinary	-	100%
Cardino Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Carnet Pre-owned Cars Limited	Hong Kong	Ordinary	-	100%
Chadacre Developments Limited	British Virgin Islands	Ordinary	-	100%
Charms Team Limited	Hong Kong	Ordinary	-	100%
Charmwin Limited	British Virgin Islands	Ordinary	-	100%
Cheer Nation Holdings Limited	Hong Kong	Ordinary	-	100%
Chest Gain International Development Ltd.	British Virgin Islands	Ordinary	-	100%
Cinta Company Limited	British Virgin Islands	Ordinary	-	100%
CITIC Concept 1616 Limited	Hong Kong	Ordinary	-	100%
CITIC Data 1616 Limited (Formerly CITIC 1616 Data Limited)	Hong Kong	Ordinary	-	100%
CITIC Networks 1616 Limited	Hong Kong	Ordinary	-	100%
CITIC Pacific Aviation Limited	Bermuda	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Subsidiary %
CITIC Pacific Capital Limited	Cayman Islands	Ordinary	100%	-
CITIC Pacific China Holdings Limited	People's Republic of China	N/A	-	100%
CITIC Pacific Communications Limited	Bermuda	Ordinary	-	100%
CITIC Pacific Finance (2001) Limited	British Virgin Islands	Ordinary	100%	-
CITIC Pacific Finance (Hong Kong) Company Limited	Hong Kong	Ordinary	-	100%
CITIC Pacific Finance Limited	Cayman Islands	Ordinary	100%	-
CITIC Pacific Property Agents Limited	Hong Kong	Ordinary	-	100%
CITIC Pacific Property Management Limited	Hong Kong	Ordinary	-	100%
CITIC Telecom 1616 Limited	Hong Kong	Ordinary	-	100%
Classabove Holdings Limited	Hong Kong	Ordinary	-	100%
Clayton Pacific Limited	British Virgin Islands	Ordinary	-	100%
Collinson Company Limited	Republic of Liberia	Ordinary	100%	-
Colton Pacific Limited	British Virgin Islands	Ordinary	-	100%
Companhia de Importação e Exportação Dah Chong Hong, Limitada (Dah Chong Hong, Limited, Macau)	Macau	Ordinary	-	100%
Confidence Motors Limited	Hong Kong	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Subsidiary %
Connemera Inc.	British Virgin Islands	Ordinary	-	100%
Consolidated Parts & Accessories Sales Centre (China) Limited	Hong Kong	Ordinary	-	100%
Consolidated Parts & Accessories Sales Centre Limited	Hong Kong	Ordinary	-	100%
Corkerley Limited	Republic of Liberia	Ordinary	-	100%
Cornaldi Enterprises Limited	British Virgin Islands	Ordinary	-	100%
Corton Enterprises Limited	British Virgin Islands	Ordinary	-	100%
CPCNet Hong Kong Limited	Hong Kong	Ordinary	-	100%
CPCNet Macau Limited	Macau	N/A	-	100%
Cranejoy Limited	Hong Kong	Ordinary	-	100%
Crown Base Corporation	British Virgin Islands	Ordinary	-	100%
Crown Base International Limited	British Virgin Islands	Ordinary	100%	-
Crown Gain Limited	British Virgin Islands	Ordinary	-	100%
Crown Sky Investment Limited	British Virgin Islands	Ordinary	-	100%
Crown Yield (HK) Limited	Hong Kong	Ordinary	-	100%
Crystalime Company Limited	Hong Kong	Ordinary	-	100%
Custain Limited	Hong Kong	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Interest in Shares held by Subsidiary %
D.C.H. Motor Group (Australia) Pty. Limited	Australia	Ordinary	-	100%
Dah Chong Hong (Australia) Pty Limited	Australia	Ordinary	-	100%
Dah Chong Hong (Canada) Ltd.	Canada	Ordinary	-	100%
Dah Chong Hong (China) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Engineering) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (F.O.M.) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Godown) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Japan) Limited	Japan	Ordinary	-	100%
Dah Chong Hong (Motor Leasing) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Motor Service Centre) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Nassau) Limited	Bahamas	Ordinary	-	100%
Dah Chong Hong (Shanghai) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Shanghai) Ltd.	People's Republic of China	N/A	-	100%
Dah Chong Hong (Special Purpose Vehicle) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Tianjin) Limited	Hong Kong	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Interest in Shares held by Subsidiary %
Dah Chong Hong Electrical Appliances Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong Holdings Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong Industrial Machinery Company Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong Motors (China) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong Motors (Nissan-China) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong Tailake Motors Company Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong Trading (Singapore) Pte. Ltd.	Singapore	Ordinary	-	100%
Dah Chong Hong, Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong-Dragonair Airport GSE Service Limited	Hong Kong	Ordinary	-	70%
Dah Chong MAN Motors Limited	Hong Kong	Ordinary	-	80%
DAS Aviation Support Limited	Hong Kong	Ordinary	-	70%
DAS Nordisk Limited	Hong Kong	Ordinary	-	49%
Dashing Investments Limited	British Virgin Islands	Ordinary	-	100%
Data Communication Services Limited	Hong Kong	Ordinary	-	100%
Davenmore Limited	British Virgin Islands	Ordinary	100%	-
Daybreak Holdings Limited	Hong Kong	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Subsidiary %
DCH – Glory Foodstuffs Company Limited	Hong Kong	Ordinary	-	100%
DCH & JK Foods Co., Ltd.	Japan	Ordinary	-	80%
DCH Electrical Appliances Butler Limited	Hong Kong	Ordinary	-	100%
DCH Food Industries Limited	Hong Kong	Ordinary	-	100%
DCH Food Investment Limited	Hong Kong	Ordinary	-	100%
DCH Healthcare Products Limited	Hong Kong	Ordinary	-	100%
DCH Insurance Company Limited	Bermuda	Ordinary	-	100%
DCH Interior Products Company Limited	Hong Kong	Ordinary	-	100%
DCH Logistics Company Limited (Formerly DCH Food Marts Limited)	Hong Kong	Ordinary	-	100%
DCH Motors Ltd.	Canada	Ordinary	-	100%
DCH Motors (Bentley) Limited	Hong Kong	Ordinary	-	100%
Deleet Estates Limited	Hong Kong	Ordinary	-	100%
Delight Way Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Delta Plus Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Digcom Limited	British Virgin Islands	Ordinary	-	100%
Direct Access Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Distribution Resources Limited	Hong Kong	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Subsidiary %
Douro Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Ease Action Investments Corp.	British Virgin Islands	Ordinary	-	100%
Easerich Investments Inc.	British Virgin Islands	Ordinary	-	100%
East Smart Ltd.	British Virgin Islands	Ordinary	-	100%
Eastern Unicom Development Limited	British Virgin Islands	Ordinary	-	100%
Eastlink Investment Limited	British Virgin Islands	Ordinary	-	100%
Eastsilk Ltd.	British Virgin Islands	Ordinary	-	100%
Effectual Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Eldwin Corporation	British Virgin Islands	Ordinary	-	100%
Eltonford Limited	Hong Kong	Ordinary	100%	-
Estoril Corp.	British Virgin Islands	Ordinary	-	100%
Everlinks Investments Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Everwin Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Excellent Way International Ltd.	British Virgin Islands	Ordinary	-	100%
Express Link Holdings Ltd.	British Virgin Islands	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Subsidiary %
Fabwin Development Ltd.	British Virgin Islands	Ordinary	-	100%
Fair Cheer Investment Limited	British Virgin Islands	Ordinary	-	100%
Famous Land Limited	Hong Kong	Ordinary	-	100%
Fannik Limited	Hong Kong	Ordinary	-	100%
Ferretti Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Fine Cosmos Limited	British Virgin Islands	Ordinary	-	100%
Forever Glory Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Fortune Day Investment Limited	Hong Kong	Ordinary	-	100%
Garage Hap Seng, Limitada (Honest Motors, Limited, Macau)	Macau	Ordinary	-	100%
Gateway Global Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Gaynell Limited	British Virgin Islands	Ordinary	-	100%
Gentech Vehicle Engineering Limited	Hong Kong	Ordinary	-	100%
Giant Profit Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Glamorous Way Enterprises Ltd.	British Virgin Islands	Ordinary	-	100%
Glenridge Company Limited	Hong Kong	Ordinary	-	100%
Global Link Information Services Limited	Hong Kong	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Subsidiary %
Glory Genius Development Limited	Hong Kong	Ordinary	-	100%
Glory Link Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Gloxril Limited	Hong Kong	Ordinary	-	100%
Godfrey Limited (In the process of Striking Off)	Hong Kong	Ordinary	-	70.8%
Gold Essense Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Gold Essence Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Gold Falcon Investments Limited	Hong Kong	Ordinary	-	100%
Gold Star International Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Gold Vision Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Golden Crest Comercial Offshore de Macau Limitada	Macau	N/A	-	100%
Golden Crest Company Ltd.	British Virgin Islands	Ordinary	100%	-
Golden Flag Investment Company Limited	Hong Kong	Ordinary	-	100%
Golden Gateway Enterprises Inc.	British Virgin Islands	Ordinary	100%	-
Golden Jar Holdings Corp.	British Virgin Islands	Ordinary	100%	-
Golden Jet Enterprises Ltd.	British Virgin Islands	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Subsidiary %
Golden Race International Investment Ltd.	British Virgin Islands	Ordinary	-	100%
Golden Reach Limited	Hong Kong	Ordinary	-	100%
Golden Spoon Corporation	Republic of Liberia	Ordinary	-	100%
Goldenburg Properties Limited	Hong Kong	Ordinary	-	70%
Gradius Company Limited	British Virgin Islands	Ordinary	-	100%
Grand Aim Technologies Limited	British Virgin Islands	Ordinary	-	100%
Grand Formosa Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Grand Union Enterprises Limited	Hong Kong	Ordinary	-	100%
Guangdong Dah Chong Foodstuffs Co., Ltd.	People's Republic of China	N/A	-	70%
Guangdong Jing Yun Distribution Co., Ltd.	People's Republic of China	N/A	-	90%
Guangzhou Mass Way Engineering Limited	People's Republic of China	N/A	-	100%
Guangzhou Maxlink Engineering Limited	People's Republic of China	N/A	-	100%
Guangzhou Well Touch Engineering Limited	People's Republic of China	N/A	-	100%
Hall Rich Investments Limited	British Virgin Islands	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Subsidiary %
Hamborex Company, Limited	Hong Kong	Ordinary	-	100%
Hambowen Company, Limited	Hong Kong	Ordinary	-	100%
Hang Dah Shipping Company, Limited	Hong Kong	Ordinary	-	100%
Hang Luen Chong Investment Company, Limited	Hong Kong	Ordinary	-	100%
Hang Luen Chong Property Management Company, Limited	Hong Kong	Ordinary	-	100%
Hang Mow Investment Company, Limited	Hong Kong	Ordinary	-	100%
Hang Shun Fat Company, Limited	Hong Kong	Ordinary	-	64.60%
Hang Shun Nominees Limited	Hong Kong	Ordinary	-	100%
Hang Tat Sing Investment Company, Limited	Hong Kong	Ordinary	-	100%
Hang Wah Chong Investment Company Limited	Hong Kong	Ordinary	-	100%
Hang Wing Lee Investment Company, Limited	Hong Kong	Ordinary	-	100%
Hansville Limited	British Virgin Islands	Ordinary	-	100%
Happy Day Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Harmony Motors Limited	Hong Kong	Ordinary	-	100%
Hartland Finance Corp. (In the process of dissolution)	British Virgin Islands	Ordinary	100%	-
Harty Limited	Hong Kong	Ordinary	-	100%
Harvest Country Limited	British Virgin Islands	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Subsidiary %
Harvest Tech Investment Ltd.	British Virgin Islands	Ordinary	-	100%
Hilldun Limited	Hong Kong	Ordinary	-	100%
Hing Mow Cheung Company, Limited	Hong Kong	Ordinary	-	100%
Honest Motors (China) Limited	Hong Kong	Ordinary	-	100%
Honest Motors, Limited	Hong Kong	Ordinary	-	100%
Hong Kong Route 3 Company Limited (In the process of Striking Off)	Hong Kong	Ordinary	-	100%
Huge Earnings Limited	Hong Kong	Ordinary	-	100%
Hup On Motors Limited	Hong Kong	Ordinary	-	100%
Iconese Limited	Hong Kong	Ordinary	100%	-
Idealand Investment Inc.	Republic of Panama	Ordinary	-	100%
Ixonia Limited	Hong Kong	Ordinary	-	100%
Jade Wonder Limited	British Virgin Islands	Ordinary	-	100%
Japan Auto Parts Company Limited	Hong Kong	Ordinary	-	100%
Japco Auto Equipment & Engineering Company Limited	Hong Kong	Ordinary	-	100%
Japco Auto Parts (Guangzhou) Co., Ltd.	People's Republic of China	N/A	-	100%
Jewril Limited	Hong Kong	Ordinary	-	100%
Jiangsu CP Xingcheng Special Steel Co., Ltd.	People's Republic of China	Ordinary	-	54.72%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Subsidiary %
Jiangyin Xingcheng Special Steel Works Co., Ltd.	People's Republic of China	N/A	-	55%
Jiangyin Xingcheng Steel Products Co., Ltd.	People's Republic of China	N/A	-	55%
Join Harvest Limited	British Virgin Islands	Ordinary	-	100%
Join Resources Limited	Hong Kong	Ordinary	-	83.33%
Joyce Court Holdings Limited	British Virgin Islands	Ordinary	-	100%
Joyluck Limited	British Virgin Islands	Ordinary	-	100%
Joyson Investment Limited	British Virgin Islands	Ordinary	-	100%
Julimont Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Karaganda Limited	British Virgin Islands	Ordinary	-	100%
Kecia Corporation	British Virgin Islands	Ordinary	-	100%
Kee Chong Trading Limited	Hong Kong	Ordinary	-	100%
Keensford Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Kelova Corp.	British Virgin Islands	Ordinary	-	100%
Kendorm Corporation	Republic of Liberia	Ordinary	-	100%
Kimble Investment Limited	British Virgin Islands	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Subsidiary %
King Pacific Trading Limited	Hong Kong	Ordinary	-	100%
Kingril Limited	Hong Kong	Ordinary	-	100%
Ko Lok Investment Company, Limited	Hong Kong	Ordinary	-	60%
Kong Yuen Investments Limited	Hong Kong	Ordinary	-	100%
Koonex Investment Limited	Hong Kong	Ordinary	-	100%
Koston Corporation	Republic of Liberia	Ordinary	100%	-
Kowill Investments Inc.	British Virgin Islands	Ordinary	-	100%
Kunming Dahchong Motor Service Co., Ltd.	People's Republic of China	N/A	-	70%
Large Earnings Limited	Hong Kong	Ordinary	-	100%
Lecede Limited	Hong Kong	Ordinary	-	100%
Lindenford Limited	Hong Kong	Ordinary	-	100%
Logic Way Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Loxley Limited	Hong Kong	Ordinary	-	100%
Macowise Incorporated	British Virgin Islands	Ordinary	-	100%
Magic Delight Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Magic Plus Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Magnificant Touch Investments Ltd.	British Virgin Islands	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Subsidiary %
Mainstream Holdings Limited	Hong Kong	Ordinary	-	55%
Mar Investment Limited	Republic of Liberia	Ordinary	-	100%
Marca Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Marineland Engineering and Construction Company, Limited	Hong Kong	Ordinary	-	100%
Marni Company Ltd.	British Virgin Islands	Ordinary	-	100%
Marvellous City Limited	Hong Kong	Ordinary	-	100%
Master Port Investment Ltd.	British Virgin Islands	Ordinary	-	100%
Master Step Investment Limited	Hong Kong	Ordinary	-	100%
Matchpoint Investments Limited	British Virgin Islands	Ordinary	-	100%
Maxy Rich Investments Limited	British Virgin Islands	Ordinary	-	100%
Might & Right Limited	Hong Kong	Ordinary	-	100%
Mighty Time Investments Corp.	British Virgin Islands	Ordinary	-	100%
Mobile Link Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Motive Link Holdings Inc.	British Virgin Islands	Ordinary	-	100%
MotorMech Service Station Limited	Hong Kong	Ordinary	-	100%
Neostar Investment Limited	Hong Kong	Ordinary	-	100%
Neticom (Hong Kong) Limited	Hong Kong	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Interest in Shares held by Subsidiary %
New Hong Kong Tunnel Company Limited	Hong Kong	Ordinary	-	70.8%
Newly Bright Investment Limited	British Virgin Islands	Ordinary	-	100%
Newmarket Holdings Limited	British Virgin Islands	Ordinary	-	100%
Nirio Investment Limited	Hong Kong	Ordinary	-	100%
Noble Wealth Company Limited	British Virgin Islands	Ordinary	-	100%
Noble Touch Investment Inc.	British Virgin Islands	Ordinary	-	100%
On Yip Nominees Limited	Hong Kong	Ordinary	-	100%
On Yip Property Development Company Limited	Hong Kong	Ordinary	-	100%
Ontex Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Oxgain Limited	Hong Kong	Ordinary	100%	-
Pacific Choice International Limited	British Virgin Islands	Ordinary	-	100%
Pacific Grace Limited	Hong Kong	Ordinary	-	100%
Peachlake Company Limited	Hong Kong	Ordinary	100%	-
Pedova Corp.	British Virgin Islands	Ordinary	-	100%
Perfect Score Investment Ltd.	British Virgin Islands	Ordinary	-	100%
Perfect Spot Investments Corp.	British Virgin Islands	Ordinary	-	100%
Praise Investments Limited	Hong Kong	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Subsidiary %
Praytex Limited	British Virgin Islands	Ordinary	-	100%
Precision Way Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Precious All Ltd.	British Virgin Islands	Ordinary	-	100%
Premier Gold Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Premium Motors Limited	Hong Kong	Ordinary	-	100%
Prime Star Enterprises Limited	British Virgin Islands	Ordinary	-	100%
Prosperity Motors, Limited	Hong Kong	Ordinary	-	100%
Quick Gain Limited	Hong Kong	Ordinary	-	100%
Rank Choice Limited	British Virgin Islands	Ordinary	-	100%
Rank Dragon Investment Ltd.	British Virgin Islands	Ordinary	-	100%
Ray Bright Enterprises Limited	Hong Kong	Ordinary	-	100%
Regal Heights Limited	Hong Kong	Ordinary	-	60%
Regal Motors, Limited	Hong Kong	Ordinary	-	100%
Reliance Motors, Limited	Hong Kong	Ordinary	-	100%
Reynolds Holdings Limited	Hong Kong	Ordinary	-	100%
Rich Creation Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Right Choice Developments Limited	Hong Kong	Ordinary	-	100%
Rising Star Enterprises Corp.	British Virgin Islands	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Subsidiary %
Rocamond Limited	British Virgin Islands	Ordinary	-	100%
Sand Grain Limited	Hong Kong	Ordinary	-	100%
Seibert Corporation	British Virgin Islands	Ordinary	-	100%
Shanghai DCH Food Industries Ltd.	People's Republic of China	N/A	-	100%
Shanghai DCH Food Services Co. Ltd.	People's Republic of China	N/A	-	100%
Shanghai DCH Jiangnanfeng Co., Ltd.	People's Republic of China	N/A	-	46.06%
Shanghai DCH Shuanghui IBP Co., Ltd.	People's Republic of China	N/A	-	38.50%
Shanghai RFCI Restaurant Co., Ltd.	People's Republic of China	N/A	-	90%
Shanghai Hu Chang Motor Service Co., Ltd.	People's Republic of China	N/A	-	100%
Shanghai Super Property Co., Ltd.	People's Republic of China	N/A	-	100%
Shanghai Zhongyun Motor Trading Co., Ltd.	People's Republic of China	N/A	-	100%
Shenzhen Zhongliangdachang Foodstuffs Co., Ltd.	People's Republic of China	N/A	-	70%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Interest in Shares held by Subsidiary %
Shine Mass Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Shine Royce Ltd.	British Virgin Islands	Ordinary	-	100%
Sidewinder Holdings Limited	British Virgin Islands	Ordinary	-	100%
Silver Knot Co. Ltd.	British Virgin Islands	Ordinary	-	100%
Silver Linkage Investments Inc.	British Virgin Islands	Ordinary	-	100%
Silver Rise Investment Limited	Hong Kong	Ordinary	-	100%
Sims (China) Limited	Hong Kong	Ordinary	-	100%
Sims (Guangdong) Limited	Hong Kong	Ordinary	-	100%
Sims Trading Company Limited	Hong Kong	Ordinary	-	100%
Sing Wo Chong Investment Company, Limited	Hong Kong	Ordinary	-	100%
Smooth Tone Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Smooth Tone Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Smooth Way Holdings Inc.	British Virgin Islands	Ordinary	100%	-
South Star Holdings Inc. (In the process of dissolution)	British Virgin Islands	Ordinary	100%	-
Sparkle Light Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Speedy Way Investments Ltd.	British Virgin Islands	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Subsidiary %
Star Mercury Investments Ltd.	British Vrigin Islands	Ordinary	-	100%
Sterling Lake Limited	British Virgin Islands	Ordinary	-	100%
Strength Force Ltd.	British Virgin Islands	Ordinary	-	100%
Sun King Fung Development Limited	Hong Kong	Ordinary	100%	-
Sunny Jade Investment Ltd.	British Virgin Islands	Ordinary	-	100%
Sunspark Power Investment Company Limited	Hong Kong	Ordinary	-	100%
Suntech International Investment Ltd.	British Virgin Islands	Ordinary	-	100%
Super Guide Investment Limited	Hong Kong	Ordinary	-	100%
Super Supreme Company Limited	Republic of Liberia	Ordinary	100%	-
Super Worth Investments Inc.	British Virgin Islands	Ordinary	-	100%
Superguide Limited	Hong Kong	Ordinary	-	100%
Supreme Luck Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Swiftford Company Limited	Hong Kong	Ordinary	-	100%
Tai Ping Advertising Company, Limited	Hong Kong	Ordinary	-	100%
Tai Ping Design Company Limited	Hong Kong	Ordinary	-	100%
Tailake International Company Limited	Hong Kong	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Interest in Shares held by Subsidiary %
Tailake Investment & Development Company Limited	Hong Kong	Ordinary	-	66.67%
Tak Sing Chong Investment Company, Limited	Hong Kong	Ordinary	-	100%
Take Earnings Limited	Hong Kong	Ordinary	-	100%
Talent Mind Investments Corp.	British Virgin Islands	Ordinary	-	100%
Talisgold Limited	British Virgin Islands	Ordinary	-	100%
Tendo Limited	Hong Kong	Ordinary	-	100%
The Auto Custom Engineering Company Limited	Hong Kong	Ordinary	-	100%
The Paragon Property Management Company Limited	Hong Kong	Ordinary	-	100%
Top Guide Investment Limited	Hong Kong	Ordinary	-	100%
Top Trend Investments Holdings Corp.	British Virgin Islands	Ordinary	100%	-
Treasure Full Investment Limited	Hong Kong	Ordinary	-	100%
Triangle – Isuzu Motor Trading (Shanghai) Ltd.	People's Republic of China	N/A	-	60%
Triangle – Isuzu Motors Limited	Hong Kong	Ordinary	-	60%
Triangle Auto Pte Ltd	Singapore	Ordinary	-	100%
Triangle Motor Trading (Dalian FTZ) Co., Ltd.	People's Republic of China	N/A	-	100%
Triangle Motors (China) Limited	Hong Kong	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Interest in Shares held by Subsidiary %
Triangle Motors Limited	Hong Kong	Ordinary	-	100%
Triangle Peak Development Limited	British Virgin Islands	Ordinary	-	100%
Twin Tiger International Limited	Hong Kong	Ordinary	-	100%
Tylfull Realty Management Company Limited	Hong Kong	Ordinary	-	100%
Union Express Investment Ltd.	British Virgin Islands	Ordinary	-	100%
Unique Star Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Unitex Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Units Key Investment Ltd.	British Virgin Islands	Ordinary	-	100%
Universal Progress Corp.	British Virgin Islands	Ordinary	-	100%
Upper Bright Limited	British Virgin Islands	Ordinary	-	100%
Verdes Company Ltd.	British Virgin Islands	Ordinary	-	100%
Vision Network Limited	Hong Kong	Ordinary	-	100%
Wah Luen Fung Company, Limited	Hong Kong	Ordinary	-	56.50%
Wealth Win Investments Limited	British Virgin Islands	Ordinary	-	100%
Well Secured Limited	Hong Kong	Ordinary	-	100%
Wellstand Investment Limited	Hong Kong	Ordinary	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Subsidiary %
Wendova Inc.	British Virgin Islands	Ordinary	-	100%
Wilmington Investment Limited	Republic of Liberia	Ordinary	-	100%
Wilshire Investments Limited	British Virgin Islands	Ordinary	-	100%
Wing Luen Packaging Limited	Hong Kong	Ordinary	-	51%
Winway Investments Holdings Corp.	British Virgin Islands	Ordinary	-	62%
Wisdom Mind Investments Corp.	British Virgin Islands	Ordinary	-	100%
Wise Guide Development Limited	Hong Kong	Ordinary	-	100%
Wise Make Technologies Limited	British Virgin Islands	Ordinary	-	100%
Wonder Days Enterprises Ltd.	British Virgin Islands	Ordinary	-	100%
Wonder Delight Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Wonder Island Limited	British Virgin Islands	Ordinary	-	100%
World Navigation Limited	Hong Kong	Ordinary	-	100%
World Navigation (BVI) Ltd.	British Virgin Islands	Ordinary	-	100%
Worth Wealth Investments Limited	Hong Kong	Ordinary	-	100%
Wuxi Huada Motors Co., Ltd.	People's Republic of China	N/A	-	55%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Subsidiary %
Wuxi Huge Mile Engineering Limited	People's Republic of China	N/A	-	100%
Wuxi Rocco Engineering Limited	People's Republic of China	N/A	-	100%
Yan Wing Investments Limited	Hong Kong	Ordinary	-	100%
Yee Lim Godown & Cold Storage Limited	Hong Kong	Ordinary	-	100%
上海大昌行經貿有限公司	People's Republic of China	N/A	-	88%
北京大昌宇林餐廳有限公司	People's Republic of China	N/A	-	90%
廣東合駿汽車貿易有限公司	People's Republic of China	N/A	-	63.80%
上海網富電子商貿有限公司	People's Republic of China	N/A	-	79.20%
四川泰富物流貿易有限公司	People's Republic of China	N/A	-	100%
上海宏圖電器有限公司	People's Republic of China	N/A	-	70.40%
上海中信泰富廣場有限公司	People's Republic of China	N/A	-	80%
上海老西門新苑置業有限公司	People's Republic of China	N/A	-	100%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by Company %	Interest in Shares held by Subsidiary %
上海勿忘我貿易有限公司	People's Republic of China	N/A	-	100%
江陰泰富興澄特種材料有限公司	People's Republic of China	N/A	-	54.87%
上海信昌咨詢服務有限公司	People's Republic of China	N/A	-	100%

Signed:  Secretary
Alice Tso Mun Wai

Company No. 145656(P)

CITIC Pacific Limited

List of Companies (not being subsidiary companies) whose shares CITIC Pacific Group holds as at 31st December, 2002 pursuant to section 129 of the Companies Ordinance

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by the Group* %
B.T. Chan (1997) Pte Ltd (In the process of Winding-Up)	Singapore	Ordinary	35%
Behringer China Limited	Hong Kong	Ordinary	50%
Beijing – Dah Chong Joint Venture Motor Service Co., Ltd.	People's Republic of China	N/A	40%
Cathay Pacific Airways Limited	Hong Kong	Ordinary	25.76%
Cheer First Limited	Hong Kong	Ordinary	40%
Chengdu Dahchong Motor Service Co. Ltd.	People's Republic of China	N/A	40%
CITIC Capital Markets Holdings Limited	Hong Kong	Ordinary	50%
CITIC Guoan Co., Ltd.	People's Republic of China	N/A	50%
CITIC Tower Property Management Company Limited	Hong Kong	Ordinary	40%
Companhia de Telecomunicacoes de Macau S.A.R.L.	Macau	Ordinary	20%
Danton Investment Limited	British Virgin Islands	Ordinary	40%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by the Group
			%
Dongguan DCH Oils & Fats Ltd.	People's Republic of China	N/A	37.20%
Eastern Harbour Crossing Company Limited	Hong Kong	Ordinary	50%
Ecoserve Limited	Hong Kong	Ordinary	50%
Enviropace Limited	Hong Kong	Ordinary	20%
Festival Walk Holdings Limited	Hong Kong	Ordinary	50%
Fullril Limited	Hong Kong	Ordinary	25%
Goldon Investment Limited	Hong Kong	Ordinary	40%
Green Valley Landfill, Limited	Hong Kong	Ordinary	30%
Greenfield Transfer Limited	Hong Kong	Ordinary	30%
Guangzhou – Dah Chong Joint Venture Motor Service Ltd.	People's Republic of China	N/A	40%
Hefei Dah Chong Motor Service Co., Ltd.	People's Republic of China	N/A	40%
Hong Kong Dragon Airlines Limited	Hong Kong	Ordinary	28.50%
Hong Kong Resort Company Limited	Hong Kong	Ordinary	50%
Hong Kong Tunnels and Highways Management Company Limited	Hong Kong	Ordinary	35%
Kido Profits Limited	British Virgin Islands	Ordinary	15%
Konorus Investment Limited	Hong Kong	Ordinary	15%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by the Group %
Nanjing Grand Hotel Supplies Co., Ltd.	People's Republic of China	N/A	60%
Pearl Delta Limited	Hong Kong	Ordinary	30%
Ruotolo Investments Limited	British Virgin Islands	Ordinary	20%
Shanghai Dah Chong Children's Food Factory Co., Ltd.	People's Republic of China	N/A	51%
Shenzhen Dah Chong Joint Venture Motor Service Co., Ltd.	People's Republic of China	N/A	50%
Shinta Limited	Hong Kong	Ordinary	20%
Shiseido Dah Chong Hong Cosmetics Limited	Hong Kong	Ordinary	50%
Shiseido Dah Chong Hong Cosmetics (Guangzhou) Ltd.	People's Republic of China	N/A	50%
South China Transfer Limited	Hong Kong	Ordinary	30%
Sun Kong Investment Company, Limited	Hong Kong	Ordinary	40%
Superanble Company Limited	Hong Kong	Ordinary	40%
Swire Aviation Limited	Hong Kong	Ordinary	33.33%
The Central Cross Harbour Tunnel Management Company Limited	Hong Kong	Ordinary	55%
Tianjin Dah Chong Motor Co., Ltd.	People's Republic of China	N/A	55%

Name	Country of Incorporation	Class of Shares held	Interest in Shares held by the Group %
Treasure Trove Limited	Hong Kong	Ordinary	50%
Way Chong Finance Limited	Hong Kong	Ordinary	50%
Western Harbour Tunnel Company Limited	Hong Kong	Ordinary	35%
上海泰复網絡技術有限公司	People's Republic of China	N/A	50%
四川省瀘州市科泰生物技術開發有限公司	People's Republic of China	N/A	50%

Signed: ____________ Secretary
Alice Tso Mun Wai